Income Now Consulting
5348 Vegas Drive, Suite 662 Las Vegas, NV 89108

Jamie John
Staff Accountant
United States Securities and Exchange Commission
100 F St. NE
Washington, D.C. 20549
Telephone Number: 202.551.3730
Fax Number: 703.813.6981

Re:         Income Now Consulting
Form 8-K
Filed August 29, 2011
File No. 333-167984

Dear Mr. John,

In response to your comment letter dated September 6, 2011, Income Now Consulting (the “Company”, “we” and “us”) has the following responses:

Item 4.01 Changes in Registrant's Certifying Accountant

1.
We note that through the period from April 23, 2010 through May 31, 2010 "and the subsequent interim periods thereto" there were no disagreements with GBH CPAs. Please revise your disclosure to specify whether there were any disagreements during the period from April 23, 2010 through May 31, 2010 and the subsequent interim period through the date of dismissal. See Item 304(a)(l)(iv) of Regulation S-K. Your analysis for disclosure under Item 304(a)(l)(v) of Regulation S-K should include the period through dismissal.

RESPONSE:

The Company has updated its disclosures in an amended filing as you have requested.

2.
We note that you have not consulted with Weinberg & Baer LLC regarding any matters set forth in Item 304(a)(l)(v) of Regulation S-K. Please revise your disclosure to specify whether you consulted with Weinberg & Baer LLC regarding any of the matters described in Item 304(a)(2)(i) and (ii) of Regulation S-K.

RESPONSE:

The Company has updated its disclosures in an amended filing as you have requested.

3.	In your amended Form 8-K, include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

RESPONSE:

The updated Exhibit 16 letter has been included in the updated filing as requested.

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In addition to the above, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Income Now Consulting

/s/ Issam Abud
Name: Issam Abud
Title: Chief Executive Officer